                                        :
                                        :
             IN THE MATTER OF           :
                                        :
     ALLEGHENY POWER SYSTEM, INC. et al.:
                                        :    CERTIFICATE
          File No. 70-8491              :    PURSUANT TO RULE 24
                                        :    FOR THE YEAR ENDED
          (Public Utility Holding       :    DECEMBER 31, 1998
           Company Act of 1935)         :
                                        :
                                        :





          As of December 31, 1998, AYP Capital, Inc., through
Envirotech, had made investments and security transactions as outlined on Exhibit A, attached hereto.

          The Balance Sheet and Statement of Income for AYP
Capital for the year ended December 31, 1998 are also included as a part of this filing.

                                        AYP CAPITAL, INC.



                                        By /s/ Richard J. Gagliardi
                                           Richard J. Gagliardi
                                           Vice President

Dated:  June 29, 1998

1) A description of the nature of each of the Envirotech Partnership's investments and the cost thereof established pursuant to section 8.3 of the partnership agreement:


Company                  Investment Date                    Description                                      Cost

Active Power, Inc.            May 1996            Flywheel energy storage systems for UPS applications         $1,800,003


AutomationSolutions           December 1996       Machine automation and control systems                  $2,036,986
  International LLC


Cellit, Inc.                  November 23, 1998   Computer telephony software & hardware for the
                                                  call center industry                                    $1,053,000


CopperCom, Inc.               November 12, 1998   Equipment for voice capability over xDSL
                                                  infrastructures                                         $  859,999


Cycloid Company               June 20, 1996       Designs, markets and manufactures a tire
                                                  inflation system                                        $1,375,912


Inframetrics, Inc.            September 30, 1996  Thermography systems and thermal imagers                $1,063,979
(renamed FLIR Systems, Inc.)

Lightware, Inc.               June 1997           Manufactures ultraportable LCD multimedia projectors    $1,350,000


McHugh Software International,October 27, 1998    Warehouse and transportation management software
  Inc.                                              and services                                          $2,359,229


NSA Engineering, Inc.         July 1997           Underground engineering software and services           $  342,858


OK International, Inc.        November 1996       Surface mount technology,solder/desolder tools and      $1,785,999
                                                  industrial equipment


Progressive System            January 1996        Automated handling equipment for semiconductor and      $1,146,225
 Technologies, Inc.                                 flat panel industries


Valdor Fiber Optics, Inc.     June 1997           Fiber optic connectors                                  $   574,974


